SILVER STANDARD

Computershare

Please return completed form to:
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements by mail.

☐ **Information Circular**
Mark this box if you would like to receive the Information Circular.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A, the Annual Financial Statements and MD&A and/or the Information Circular for the next securityholder meeting. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted.

Alternatively, you may choose to access the report(s) online at www.sedar.com.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt. Street Number Street Name

City Prov. / State Postal Code / Zip Code

SSRQ 51ETNI

51ETNI01

SSRQ.BEN_IAC.E.17311.PULLS/000001/000001/i